EXHIBIT 10.1
February 3, 1997


Mr. William L. Trubeck
3300 Fox Street
Long Lake, MN  55356

Dear Bill:

We are pleased to extend to you an offer of employment with International Multifoods Corporation ("Multifoods"). The offer reflects and confirms our recent verbal discussion in which we agreed to certain employment arrangements.

1. The position being offered is Senior Vice President - Finance and Chief Financial Officer, International Multifoods Corporation. In this position you will report directly to Gary E. Costley, Chairman, President and Chief Executive Officer. Your office will be in Minneapolis, MN. The Multifoods headquarters office is located at 33 South 6th Street.

2. The effective date of your employment with Multifoods will be March 1, 1997. We discussed your availability for a February 13 management meeting and other potential meetings during the month. If you attend the February 13th meeting, we will reimburse your actual and reasonable expenses for this trip. In lieu of a consulting fee, we will fully support your commitment to a speaking engagement in South Africa during the month of March and other commitments as discussed.

3. The starting salary will be $280,000 annually. You will be eligible for periodic merit increases based on performance. Merit increases for executive officers are reviewed every 15-18 months.

4. You will receive an employment bonus of $20,000 payable on or about March 15, 1997. If you should voluntarily terminate within one year from date of employment, you agree to repay the $20,000.

5. A recommendation will be made to the Compensation Committee of the Board of Directors of Multifoods for the following:

   (a) A restricted stock grant of 1,200 shares of Multifoods stock. The approximate value of this grant is $20,000. The restriction will be time only for a two-year period.

   (b) A non-qualified stock option grant of 20,000 shares of Multifoods Common Stock. The grant price will be the average price of Multifoods stock on your date of employment and will vest within one year.

   (c) A non-qualified stock option grant of 30,000 shares of Multifoods Common Stock. The option grant will fully vest in eight years; however, vesting will be accelerated one third each year for three years if Multifoods Net Pre-Tax Earnings exceed the prior year by 15%, or by 45% in aggregate for a three-year period. The stock option grant is dependent on the shareholders approving a 1997 stock-based incentive plan.

   (d) You will be included as a participant in the Multifoods Pension Equity Plan ("PEP") following one year of service. You will be recommended for participation in the Management Benefit Plan of International Multifoods Corporation, restated Effective January 1, 1997 ("MBP"). The MBP is a "non-qualified" excess benefit plan that provides retirement benefits that would have been provided under the PEP if the Internal Revenue Code limits on compensation (currently $160,000 per year) and benefits (currently $125,000) did not apply to benefits under the PEP.

       The following Supplemental Retirement Plan will be proposed to the
       Committee:

       The arrangement will provide additional retirement benefits equal to what you would have received under the MBP and the PEP had your service from your employment date counted one and one-half (1.5) for both benefit accrual and vesting purposes.

       You will also be recommended for participation in the Supplemental Deferred Compensation Plan of International Multifoods Corporation. This plan provides for the "non-qualified" deferral of amounts which could have been deferred under the Voluntary Investment and Savings Plan of International Multifoods Corporation (the "VISA Plan") if certain Internal Revenue Code limits did not apply, and to provide matching credits on such non-qualified deferrals.

       We have given you an estimate of the benefits from both these plans.

   (e) A Change of Control agreement similar to that of other executives of Multifoods will also be recommended to the Compensation Committee. While the agreement will contain the detail of the arrangement, essentially if there is a change of control and a subsequent termination, either involuntary or by "constructive discharge", you will receive a payment equal to 2.5 times base salary and the average of the last three (3) incentive awards or the target level if there has not been any incentive payments.

6. You will be protected in the case of involuntary termination, except for cause. If involuntary termination should occur during the first year of your employment March 1, 1997 - February 28, 1998 you will receive two years' salary as a severance payment. Following the first year, in the event of involuntary termination you will receive one years' salary. Any severance payment will require a release, including an agreement not to compete with Multifoods or any of its subsidiaries for a period of one year, prepared by Multifoods and signed by you.

7. Your annual incentive opportunity will be no less than 50% of base salary at business plan level with a maximum incentive opportunity of 70%.

8. It is our intent to review the incentive plan designs for fiscal 1998 and fiscal 1999 which could positively effect the incentive opportunities. As we have discussed, this is related to the implementation of "economic value" as a measurement and reward system and may not become effective until fiscal 1999. You will have a primary role in determining the measurement system.

9. Multifoods provides a comprehensive benefit program including medical, dental, life insurance, long term disability, etc. A summary of Multifoods' benefit plans, which are comprehensive, are attached for your review. The Multifoods' 401(k) program is called VISA. There is a one year employment period for eligibility. Employees may contribute up to 7% of base salary (maximum this year is $9,500) which is matched 50% with Multifoods Common Stock.

10. In accordance with our prior discussion, you will be entitled to four weeks of vacation. Our vacation year is from January 1 to December 31. The Company will consider any need you have for additional personal time.

11. Also in accordance with our verbal discussion, Multifoods will pay fees and dues for a club membership. Since you are a member of the Minneapolis Club, we will assume the monthly dues and fees. All expenses incurred for business use of the club will be reimbursed based on Multifoods' policies.

Bill, we have received the medical report from Dr. Owen at the Mayo Clinic. Since the exam was completed within one year of date of employment, it satisfies the requirement to complete an executive physical exam.
Congratulations on your good health.

We are very pleased with the prospect of having you join Multifoods. We are counting on your contribution and strongly believe you will have a very positive impact on the Company. We also believe that Multifoods can offer you a significant challenge.

Will you please indicate your acceptance of this offer by signing and dating the original letter and returning it to me at your earliest convenience.

Very truly yours,


/s/ Robert F. Maddocks
Robert F. Maddocks
Executive Vice President

RFM:rg
cc:	Gary E. Costley

                                     Accepted by:

Dated:  02/04/97                    /s/ William L. Trubeck
                                    William L. Trubeck